Exhibit (a)(1)(iv)

ONEX FALCON DIRECT LENDING BDC FUND

21 CUSTOM HOUSE STREET, 10TH FLOOR

BOSTON, MA 02110

Dear Shareholder:

As previously announced, the Board of Trustees (the “Board”) of Onex Falcon Direct Lending BDC Fund (the “Company”) authorized a tender offer for up to 15%, or up to 1,786,378, of the Company’s outstanding Common Shares of Beneficial Interest, par value $0.001 per share (the “Shares”). The Company previously commenced an offer to purchase Shares for cash at a price equal to the Company’s net asset value per Share (“NAV”) as of June 30, 2023, upon the terms and conditions set forth in the enclosed Offer to Purchase and related Letter of Transmittal (which together constitute the “Offer”). On July 24, 2023, the Company announced that its June 30, 2023 NAV per Share is $24.61.

On July 21, 2023, the Board approved an amended and restated fee waiver letter (the “Amended and Restated Fee Waiver Letter”) between the Company and Onex Falcon Investment Advisors, LLC (the “Adviser”). Under the Amended and Restated Fee Waiver Letter, the incentive fee on income will be reduced to 12.5% from 15%, effective as of October 1, 2023. The annualized hurdle rate will remain 7% and there will be no change to the preferred return requirement, other than accounting for the change in the incentive fee for the period following October 1, 2023, or catch-up provision. The incentive fee on capital gains will also be reduced to 12.5% from 15% effective October 1, 2023.

The purpose of this Offer is to provide liquidity to Shareholders, as contemplated by and in accordance with the procedures set forth in the Company’s registration statement on Form 10. The deadline for participating in the Offer is 11:59 p.m., New York City time, August 11, 2023, or such later date to which the Offer is extended. Shareholders who choose to participate in the Offer can expect to receive payment for Shares tendered and accepted in the manner and at such time as set forth in the Offer.

If you do not wish to sell your Shares during this tender offer period, simply disregard this notice.

No action is required if you do not wish to sell any portion of your Shares at this time.

If, after carefully evaluating all information set forth in the Offer, you wish to tender Shares pursuant to the Offer, please either follow the instructions contained in the Offer or, if your Shares are held of record in the name of a broker, dealer, commercial bank, trust company or other nominee, contact such firm to effect the tender for you. Shareholders are urged to consult their investment and tax advisors and make their own decisions whether to tender any Shares.

As of June 30, 2023, 11,909,184 Shares were issued and outstanding. The Company’s June 30, 2023 NAV per Share is $24.61. During the Offer, Shareholders may contact U.S. Bank Global Fund Services, the Company’s Information Agent, toll free at 1-888-484-1944, between 8:00 a.m. and 5:00 p.m. Central time, Monday through Friday, to obtain the current NAV for the Shares.

None of the Company, its Board or its Investment Adviser, Onex Falcon Investment Advisors, LLC, is making any recommendation to any Shareholder whether to tender or refrain from tendering Shares in the Offer. The Company and the Board urge each Shareholder to read and evaluate the Offer and related materials carefully and make his or her own decision.

Questions, requests for assistance and requests for additional copies of this Offer and related materials should be directed to U.S. Bank Global Fund Services, the Company’s Information Agent, toll free at 1-888-484-1944.

Sincerely,

/s/ Sandeep Alva
Name: Sandeep Alva
Title: Interim Chief Executive Officer

ONEX FALCON DIRECT LENDING BDC FUND

July 24, 2023